Exhibit 99.1

Gold Standard Announces completion of CEO Succession with the Appointment of Jason Attew as President and CEO

VANCOUVER, British Columbia, December 2, 2020 (GLOBE NEWSWIRE) - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard or the Company”) is pleased to announce that a CEO succession plan has been finalized. Jonathan Awde will be handing over the role of President and CEO to Jason Attew who will be joining the Company on December 2, 2020.

Mr. Awde stated: “I am very pleased that Jason has agreed to lead our company going forward as we advance the South Railroad feasibility study, build out and fortify our team while advancing all aspects of our projects with the goal of becoming a low-cost producer in Nevada. The Company now requires an executive with specific skill sets and based upon Jason's career experience and my familiarity with what he can bring to the table, I am confident that he will advance Gold Standard to producer status, and beyond, efficiently, effectively and professionally. It was a difficult decision for me to step aside as I founded, grew the Company’s assets and led the team over the last decade. I am extremely confident in Jason’s abilities and believe we have found a very strong and experienced successor, who I believe is the best candidate to build on the Company’s foundation and achieve impressive new levels of success for it in the coming years.”

Mr. Attew is a mining industry veteran who has dedicated over 25 years to the mining sector. Jason most recently served as the Chief Financial Officer at Goldcorp Inc. (“Goldcorp”) where, in addition to leading the finance, capital management and investor relations functions, he was also responsible for Goldcorp’s corporate development and strategy culminating in the US$32 billion merger with Newmont Mining Corp. In addition, Jason has extensive capital markets expertise from his time in investment banking where he was at the forefront of structuring and raising significant growth capital for companies like Gold Standard as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades.

Mr. Attew stated: “I was approached by Jonathan several months ago about becoming the new leader of Gold Standard. As a result of having favourably reviewed the Company and its projects while I was at Goldcorp, I already knew that this Company and its Nevada properties were very special. Nevertheless, I undertook further due diligence with respect to the Company, its projects, and prospects for which I continue to be highly impressed. The land acquisitions, the geological, exploration and engineering work to date under Jonathan's leadership have been excellent and I am fortunate to have been recruited to take the Company and its projects forward. I am thankful for the trust of Jonathan and the Gold Standard board and I am keen to get to work.”

Bruce McLeod, lead director of Gold Standard, said: “Jonathan Awde has been impressive and tireless as he created, financed and promoted Gold Standard. He recruited, motivated and guided the highly capable and professional team that assisted him in acquiring, financing and advancing the Company’s properties in Nevada. He has also been the key strategist for Gold Standard and this has been central to the Company’s successes to date. Jonathan has also been the point man for our investor base and has created a great deal of potential wealth for shareholders, wealth which will be realized well into the future. Now he has been the key liaison in a recruitment process that will see leadership of our Company pass smoothly to a new CEO. Jason has exceptional skills and experience as a mining executive and his capital markets expertise make him a worthy successor to our seminal achievements under Jonathan Awde. It is a testimony to Jonathan's vision and to his selfless dedication to the advancement of Gold Standard that he initiated and drove Jason's recruitment and that he is facilitating a transition that will allow Jason to hit the ground running. Our Company is lucky, both in having had Jonathan as its founder and leader, and in having secured Jason as our new leader. Our board is very grateful for the outstanding achievements under Jonathan's leadership and we are delighted with our extraordinary prospects for continuing success under Jason's hand.”

Mr. Awde will continue his support of the Company as a member of the Board of Directors.

In connection with his appointment as President and CEO, Mr. Attew has subscribed for 1,000,000 common shares of the Company at a price per share of C$0.854, which represents the 5 day volume weighted average price (“VWAP”) immediately preceding this announcement for aggregate proceeds of C$854,000 through a non-brokered private placement with the Company (the “Share Purchase”).

Mr. Attew is considered a “related party” of the Company, and the Share Purchase constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Take-over Bids and Special Transactions (“MI 61-101”). The Share Purchase is exempt from the formal valuation and the minority approval requirements of MI 61-101 as the fair market value of the consideration for the Share Purchase does not exceed 25% of the Company’s market capitalization. All of the terms and conditions of the Share Purchase, along with other matters relating to the CEO succession plan were reviewed and approved by the board of directors of the Company on December 2, 2020 (with Awde abstaining, due to his interest in the CEO succession plan).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, the advancement of the South Railroad feasibility study, the build out and fortification of the Company’s team and the advancement of projects with the goal of becoming a low-cost producer in Nevada, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions, the current outbreak of the novel coronavirus (COVID-19), and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

FOR FURTHER INFORMATION PLEASE CONTACT:
Jason Attew
President
Tel: 778-589-8898
Email: info@goldstandardv.com
Website: www.goldstandardv.com